Mail Stop 7010

      July 5, 2005

via U.S. mail and facsimile to (978) 352-5616

Mr. Ronald J. Lataille
Chief Financial Officer
UFP Technologies, Inc.
172 East Main Street
Georgetown, MA  01833

	RE:	UFP Technologies, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 30, 2005
      File No. 001-12648

Dear Mr. Lataille:

      We have completed our review of your Form 10-K and have no further comments at this time.

      If you have any further questions regarding our review of
your
filings, please direct them to Ryan Rohn, Staff Accountant, at
(202)
551-3739 or, in his absence, to Al Pavot, Staff Accountant at
(202)
551-3738, or to the undersigned at (202) 551-3255.

							Sincerely,


							Nili Shah
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE